SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FREEDOM RESOURCES ENTERPRISES, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

35644U408

(CUSIP Number)

NEIL CHRISTIANSEN, 901 EAST 7800 SOUTH, MIDVALE, UTAH 84047 (801) 566-5931

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35644U408

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SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: NEIL CHRISTIANSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF $6,468
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	.
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,110,000(1) SHARED VOTING POWER SOLE DISPOSITIVE POWER 2,110,000(1) SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,110,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3%
14	TYPE OF REPORTING PERSON* IN

(1)

This number of shares in this table and throughout this statement gives effect to a 1-for-2.5 reverse stock split effective November 15, 2006, and a 1-for-2 reverse stock split effective November 15, 2007.

CUSIP No. 35644U408

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SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share, of Freedom Resources Enterprises, Inc., a Nevada corporation.  The principal executive offices of the Issuer are located at 901 East 7800 South, Midvale, Utah   84047.

Item 2. Identity and Background.

(a)

This Schedule 13D is being filed on behalf of Mr. Neil Christiansen (the “Reporting Person”).

(b)

 The residence address of the Reporting Person is 901 East 7800 South, Midvale, Utah  84047.

(c)

 The Reporting Person is retired.

(d)

During the past five years (including the five years preceding the date of the event requiring this filing) the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years (including the five years preceding the date of the event requiring this filing) the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

 The Reporting Person is a US citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On April 28, 2010, the Reporting Person acquired 200,000 shares of common stock by converting an outstanding promissory note of the issuer dated August 25, 2006.  The principal amount of the note together with all accrued but unpaid interest thereon at the time of conversion was approximately $6,468.

Item 4. Purpose of Transaction.

The Reporting Person purchased the securities for investment purposes.  Consistent with this purpose, the Reporting Person, as President of the issuer, intends to seek an operating business enterprise which would likely result in a reverse acquisition of the issuer by merger or otherwise and a change in the present board of directors and management of the issuer to persons designated by the company effecting the reverse acquisition of the issuer.  As a result of the reverse acquisition transaction, the equity owners of the acquired business entity would likely be issued shares of the issuer representing a controlling interest of the issuer.  In connection with such a transaction, the Reporting Person may sell or cancel all or a portion of the shares of common stock beneficially owned by him to the persons acquiring controlling interest.

Except as set forth in this Item 4, the Reporting Persons has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, except that the issuer has been engaged in preliminary discussions with a party seeking to acquire control of the issuer.  The issuer has retained counsel to assist management in the acquisition process and has furnished certain due diligence materials on a confidential basis in connection with these preliminary discussions.  However, no letter of intent has been executed by either party and there are currently no agreements with respect to any acquisition, nor can an assurance be given that we will ever consummate any such transaction.

CUSIP No. 35644U408

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SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

All ownership percentages set forth herein assume that there were  3,000,000 shares outstanding as of April 28, 2010, as reported by the issuer in a report on Form 8-K dated April 28, 2010.

(a)

At April 28, 2010 the Reporting Person beneficially owned 2,110,000 share of Common Stock. This number represents approximately 70.3% of the outstanding shares of Common Stock.

(b)

As of April 28, 2010 the Reporting Person had sole voting power and sole dispositive power over 2,110,000 shares.

(c)

Not applicable.

(d)

The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.  Nevertheless, proceeds from the sale of some or all of these shares in a reverse acquisition transaction of the issuer may be used to pay costs and fees associated with the transaction.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 28, 2010

Signature:

/s/ Neil Christiansen

Neil Christiansen